Exhibit 99.2 C H I N A L I F E 2 0 2 3 C O P O R AT E D AY Past Experiences Herald a Promising Future

FORWARD-LOOKING STATEMENT Certain statements contained in this presentation may be viewed as “forward-looking statements” as defined by Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may mean that the actual performance, financial condition or results of operations of the Company could be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission, or SEC, on 21 April 2023; and in the Company’s other filings with the SEC. You should not place undue reliance on these forward- looking statements. Unless otherwise stated, all information provided in this presentation is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law. Unless otherwise indicated, the Chinese insurance market information set forth in this presentation is based on public information released by the National Administration of Financial Regulation (NAFR). -2-

The Largest Life Insurance Company in the World within 20 Years Gross Written Premiums Total Assets Investment Assets 615.190 5251.984 5060.0 ×4.6 ×18.1 ×17.1 135.054 306.827 279.2 RMB bn RMB bn RMB bn Long term in-force insurance polices Cumulated number of the customers serviced Embedded value 326 1230.519 597 ×2.4 ×6.8 ×13.7 250 48 90.073 mn mn RMB bn Note: The above data and references are from 2003 and 2022, while the data of Embedded value are from 2004. -3-

ORIGINAL Keep Growing with Original Aspiration Unchanged C H I N A L I F E I N S U R A N C E ASPIRATION

Keep Growing with Original Aspiration Unchanged Social Stabilizer Economic Shock Absorber -5-

Keep Growing with Original Aspiration Unchanged Promote the transformation of China Life’s experiences and wisdom into industry actions -6-

Keep Growing with Original Aspiration Unchanged Success for You, Success by You -7-

PAST Carrying on from Past Experiences C H I N A L I F E I N S U R A N C E EXPERIENCES

Carrying on from Past Experiences -9-

FORGING Forging ahead with Confidence C H I N A L I F E I N S U R A N C E AHEAD

Forging ahead with Confidence New challenges, new opportunities -11-

Forging ahead with Confidence 夯实销售队伍基础夯实数字化经营基础 夯实精细化管理基础 夯实资负联动基础 -12-

Forging ahead with Confidence Quality services Improve Strengthen sales service eco-services Optimize First contact point Ecosystems operational service Convenient, Quality and Caring -13-

Thank you!